AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 2002
                                                      REGISTRATION NO. 333-68834
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 4


                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                               ------------------

                                  E-LOAN, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ------------------

            DELAWARE                          6162                77-0460084
  (State or other jurisdiction        (Primary Standard        (I.R.S. Employer
of incorporation or organization)         Industrial         Identification No.)
                                        Classification
                                          Code No.)

             5875 Arnold Road, Suite 100, Dublin, California 94568
                            Telephone: (925) 241-2400

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                ----------------

                                 Matthew Roberts
                             Chief Financial Officer
                                  E-LOAN, INC.
                           5875 Arnold Road, Suite 100
                            Dublin, California 94568
                                 (925) 241-2400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

    A copy of all communications, including communications sent to the agent for service should be sent to:

                              Roger S. Mertz, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                           333 Bush Street, 17th Floor
                         San Francisco, California 94104
                                 (415) 837-1515

                                ----------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement as the selling shareholders shall determine.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ----------------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS


                  SUBJECT TO COMPLETION DATED October 31, 2002

                                6,105,981 SHARES


                                  E-LOAN, INC.

                                  COMMON STOCK

                                   ----------


The security holder of E-LOAN, Inc. listed in this prospectus is offering 6,105,981 shares of E-LOAN's common stock, of which 1,389,000 shares are issuable upon the exercise of an outstanding warrant.

The warrant was issued to the selling security holder in a transaction exempt from registration under the Securities Act. The selling security holder will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. E-LOAN will not receive any of the proceeds from the sale of the shares except to the extent that we will receive proceeds upon the exercise of the warrant for an amount equal to the product of the number of shares purchased and the per share price of $5.00; provided, that we will not receive any proceeds if the warrant is exercised on a net exercise basis. The warrant, like those issued by E-LOAN previously to other parties, contains a net exercise provision which allows the selling security holder to pay for the warrant shares without delivering any cash to E-LOAN. Instead, the selling security holder would pay for the shares by relinquishing some of the shares that it would have acquired had it paid cash for the shares. As a result, the selling security holder would receive a number of shares equal to (i) the aggregate fair market value of the shares less the aggregate exercise price of the shares (ii) divided by the market price per share. Currently, the market price of E-LOAN's common stock is much lower than the exercise price of the warrant and thus a net exercise of the warrant is not possible.


YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.


E-LOAN's common stock is traded on the Nasdaq National Market under the symbol "EELN." On October 30, 2002, the closing sale price of a share of E-LOAN's common stock was $1.39. E-LOAN's principal executive office is at 5875 Arnold Road, Suite 100, Dublin, California 94568 (telephone: 925-241-2400).


                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

               The date of this prospectus is _____________, 2002

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holder is offering to sell, and seeking offers to buy, shares of E-LOAN common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

       In this prospectus, "E-LOAN," "the Company," "we," "us," and "our" refer to E-LOAN, Inc. and its subsidiaries.

                DISCLOSURE REGARDING FORWARD LOOKING INFORMATION


       The statements contained in this Prospectus that are not historical facts are forward-looking statements. The words "estimate," "project," "anticipate," "expect," "intend," "believe," and similar expressions identify forward-looking statements. These forward-looking statements, such as our plans to increase our revenue diversification among our three primary products, the relative importance of streamlining our operations processes and related costs and growth in the consumer adoption of online lending, statements regarding development of our business, future operating results, anticipated capital expenditures, the expectations as to the use of capital resources and the availability of additional financing, and other statements contained in this Prospectus regarding matters that are not historical facts, are only estimates or predictions and cannot be relied upon. No assurance can be given that future results will be achieved; actual events or results may differ materially as a result of risks facing the company or actual results differing from the assumption underlying such statements. Such risks and assumptions include, but are not limited to, E-LOAN's ability to access additional debt or equity financing in the future, secure replacement lines of credit for mortgage and auto loans, respond to increasing competition, secure additional loan purchasers, manage growth of E-LOAN's operations, as well as regulatory, legislative, and judicial developments that could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. All written and oral forward-looking statements made in connection with this Prospectus which are attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included herein.


                                  OUR BUSINESS


       We are an online provider of loans directly to consumers, offering borrowers a variety of purchase and refinance mortgage loans, auto loans, home equity loans and home equity lines of credit to suit their financial needs. We also offer access to credit cards, unsecured personal loans and educational loans supplied by third-party providers as a service to our customers by including a hyperlink on our website which links to the website of a provider of these services. We originate loans through our website and by telephone, fund the loans using warehouse and other lines of credit, and then promptly sell the closed loans in the secondary capital markets. Our website provides borrowers access to a wide range of consumer debt information and interactive tools. Borrowers can determine which loans best suit their particular situation, easily compare loan products, apply online and track their applications from origination to close.

       Our business model seeks to transform the traditional loan process by focusing on all three parts of the loan transaction: point of sale, transaction fulfillment, and sale of the loan to the capital markets. At the point of sale, we have reengineered the lending process to lower the cost to consumers, improve their control over the process, and expand the number of loan options compared with what consumers typically find in the offline world. We provide a clear means to compare and contrast loan products by making their true costs as transparent as possible. With strong capital market relationships, we underwrite and fund most of our loans as compared to a broker who serves as an intermediary. For the


                                      -2-
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year ended December 31, 2001, we originated less than 1% of our loans as a broker, rather than self-funding the loans. Control over loan fulfillment allows us to streamline processes and help eliminate inefficiencies, saving borrowers time and money. Finally, when selling loans we sell to the highest bidder in the capital markets. This allows us to offer borrowers rates from a broad range of loan purchasers in the capital markets. The ability to innovate in all three parts of the loan transaction allows us to take full advantage of the enormous opportunities in online consumer lending.


       We were incorporated in California in August 1996, and we reincorporated in Delaware in March 1999. We maintain our executive offices at 5875 Arnold Road, Suite 100, Dublin, California 94568, and our telephone number is (925) 241-2400.

                                  RISK FACTORS

       The following important factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.


WE HAVE A HISTORY OF LOSSES AND WHILE WE ACHIEVED OUR FOURTH CONSECUTIVE QUARTER OF PROFITABILITY IN THE THIRD QUARTER OF 2002, WE INCURRED A SUBSTANTIAL NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2001, AND WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

       As of September 30, 2002, our accumulated deficit was $211.2 million. While we achieved our fourth consecutive quarter of profitability in the third quarter of 2002, we incurred a substantial net loss for the fiscal year ended December 31, 2001. During the fiscal quarter ended December 31, 2001 we sold our entire interest in E-LOAN Japan, which resulted in a one-time $3.2 million gain. Without this one-time gain of $3.2 million, we would have reported a net loss as opposed to the net income that was reported for such quarter. Because we expect our operating costs will increase to accommodate expected growth in loan applications, we will need to generate significant revenues to maintain profitability. We may not sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be adversely affected.


WE HAVE A LIMITED OPERATING HISTORY AND CONSEQUENTLY FACE SIGNIFICANT RISKS AND CHALLENGES IN BUILDING OUR BUSINESS

       We were incorporated in August 1996, initiated our online mortgage operations in June 1997 and acquired our online auto operations in September 1999. We cannot assure you that we will be able to operate successfully if a downturn in the mortgage or auto business occurs. As a result of our limited operating history, our recent growth and our reporting responsibilities as a public company, we may need to expand operational, financial and administrative systems and control procedures to enable us to further train and manage our employees and coordinate the efforts of our underwriting, accounting, finance, marketing, and operations departments.

OUR QUARTERLY FINANCIAL RESULTS ARE VULNERABLE TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE

       Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Certain months or quarters have historically experienced a greater volume of purchase money mortgage and auto loan applications and funded loans. As a result, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

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


INTEREST RATE FLUCTUATIONS COULD SIGNIFICANTLY REDUCE CUSTOMERS' INCENTIVE TO REFINANCE EXISTING MORTGAGE LOANS


       A significant percentage of our mortgage customers use our services to refinance existing mortgages and they are motivated to do so primarily when interest rates fall below the rates of their existing mortgages. In the event interest rates significantly increase, consumers' incentive to refinance will be greatly reduced and the number of loans that we originate could significantly decline. We significantly benefited from the spread between long-term and short-term interest rates during 2001 and to date in 2002. Based on historical trends, we would not expect the same level of benefit from interest rate spreads in a normal market.


OUR ABILITY TO ENGAGE IN PROFITABLE SECONDARY SALES OF LOANS MAY ALSO BE ADVERSELY AFFECTED BY INCREASES IN INTEREST RATES

       The mortgage loan purchase commitments we obtain are contingent upon our delivery of the relevant loans to the purchasers within specified periods. To the extent that we are unable to deliver the loans within the specified periods and interest rates increase during those periods, we may experience no gain or even a loss on the sale of these loans. In addition, any increase in interest rates will increase the cost of maintaining our warehouse and repurchase lines of credit on which we depend to fund the loans we originate. We have implemented a hedging program to manage the risk of loss due to fluctuations in interest rates, but our hedging efforts may not be successful, and no hedging strategy can completely eliminate interest rate risk. A sharp decrease in interest rates over a short period may cause customers who have interest rates on mortgages committed through us to either delay closing their loans or refinance with another lender. If this occurs in significant numbers, it may have an adverse effect on our business or quarterly results of operations.

OUR HEDGING STRATEGY MAY NOT SUCCEED IN REDUCING OUR EXPOSURE TO LOSSES CAUSED BY FLUCTUATIONS IN INTEREST RATES

       We attempt to manage our interest rate risk exposure through hedging transactions using a combination of forward sales of mortgage-backed securities and forward whole-loan sales to fix the sales price of loans we expect to fund. An effective hedging strategy is complex, and we have limited experience administering a hedging program. A successful hedging program depends in part on our ability to properly estimate the number of loans that will actually close and is subject to fluctuations in the prices of mortgage-backed securities, which do not necessarily move in tandem with the prices of loans we originate and close. To the extent that we implement a hedging strategy but are unable to effectively match our purchases and sales of mortgage-backed securities with the sale of the closed loans we have originated, our gains on sales of mortgage loans will be reduced, or we will experience a net loss on those sales.

UNCERTAINTY WITH RESPECT TO THE TIME IT TAKES TO CLOSE MORTGAGE LOANS CAN LEAD TO UNPREDICTABLE REVENUE AND PROFITABILITY

       The time between the date an application for a mortgage loan is received from a customer on our website and the date the loan closes can be lengthy and unpredictable. The loan application and approval process is often delayed due to factors over which we have little or no control, including the timing of the customer's decision to commit to an available interest rate, the close of escrow date for purchase loans, the timeliness of appraisals and the adequacy of the customer's own disclosure documentation. Purchase mortgage loans generally take longer to close than refinance loans as they are tied to the close of the property sale escrow date. This uncertain timetable can have a direct impact on our revenue and profitability for any given period. We may expend substantial funds and management resources supporting the loan completion process and never generate revenue from closed loans. Therefore, our

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results of operations for a particular period may be adversely affected if the mortgage loans applied for during that period do not close in a timely manner or at all.

WE HAVE RECENTLY EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS, AND IF WE ARE UNABLE TO MANAGE THIS GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED


       Over the past two years we have experienced significant growth, which has placed a strain on our resources and will continue to do so in the future. Our failure to manage this growth effectively could adversely affect our business. We may not be successful in managing or expanding our operations or maintaining adequate management, financial and operating systems and controls. Our headcount has grown substantially. At September 30, 2001 and 2002, we had 386 and 601 full-time employees, respectively.


OUR FUTURE SUCCESS IS DEPENDENT UPON INCREASED ACCEPTANCE OF THE INTERNET BY CONSUMERS AND LENDERS AS A MEDIUM FOR LENDING

       Our success will depend in large part on widespread consumer acceptance of obtaining mortgage and auto loans online. Increased consumer use of the Internet to provide for their lending needs is subject to uncertainty. The development of an online market for mortgage and auto loans has only recently begun, is rapidly evolving and likely will be characterized by an increasing number of market entrants. If consumer acceptance of the Internet as a source for mortgage, auto, and home equity loans, does not increase, our business, results of operations and financial condition will be adversely affected. A number of factors may inhibit Internet usage by consumers, including privacy and security concerns regarding their personal information. The adoption of online lending requires the acceptance of a new way of conducting business, exchanging information and applying for credit by consumers that have historically relied upon traditional lending methods. As a result, we cannot be sure that we will be able to compete effectively with traditional borrowing and lending methods.


THE LOSS OF ONE OR MORE OF OUR SIGNIFICANT MARKETING AGREEMENTS COULD ADVERSELY AFFECT OUR BUSINESS

       We rely on Internet marketing agreements with other companies to direct a significant number of prospective customers to our website. If we lose any of our significant marketing agreements, we could fail to meet our growth objectives, both in terms of additional borrowers and increased brand awareness. In the aggregate, approximately 33% and 75% of our mortgage and auto loan applications, respectively, were derived from the websites of our online marketing agreements during the three months ended September 30, 2002. Our marketing agreements are typically short-term, from one to four years in length, and most can be terminated for any reason upon 30 to 60 days prior written notice. We cannot assure you that any or all of these agreements will not be terminated or will be renewed or extended past their current expiration dates. If any of these agreements were to be terminated or were to lapse without extension, we could lose a considerable number of loan applications and our business could be adversely affected.


THE TERMINATION OF ONE OR MORE OF OUR MORTGAGE FUNDING SOURCES WOULD ADVERSELY AFFECT OUR BUSINESS

       We depend on GMAC Bank, formerly GE Capital Mortgage Services, Inc. ("GE Capital"), to finance our self-funded mortgage loan activities through the warehouse credit facility they provide. We also depend on Greenwich Capital Financial Products, Inc. ("Greenwich Capital") to finance portions of our mortgage loan inventory pending ultimate sale to mortgage loan purchasers. If either of these warehouse credit facilities becomes unavailable, our business would be adversely affected. Under our agreements with each of these lenders, we make extensive representations, warranties and various operating and financial covenants. A material breach of these representations, warranties or covenants on either or both lines could result in the termination of our agreements and an obligation to repay all amounts outstanding at the time of termination. In the past, we have had to obtain waivers from

Greenwich Capital and GE Capital as a result of our failure to comply with covenants regarding the issuance of capital stock, excess asset purchases and the breach of financial ratios. Our agreements with Greenwich Capital and GMAC Bank expire in March 2003. Upon expiration of these agreements management intends to renew or extend the warehouse credit facilities. However, we cannot assure you that these agreements will be renewed or extended past their current expiration dates, and additional sources of funding for our mortgage loans may not be available on favorable terms or at all.


THE TERMINATION OF OUR AUTO LINE OF CREDIT WOULD ADVERSELY AFFECT OUR BUSINESS

       We have obtained a line of credit from Merrill Lynch Mortgage Capital Inc. to finance the funding of our auto loans, and this is our sole facility for auto loan fundings. If this credit facility becomes unavailable, our business would be adversely affected. Under our line of credit agreement, we make extensive representations, warranties and various operating and financial covenants. A material breach of these representations, warranties or covenants could result in the termination of the facility and an obligation to repay all amounts outstanding at the time of termination. In the past we have had to obtain waivers from our previous auto line of credit provider (Bank One, N.A.) as a result of our failure to comply with a covenant regarding a debt to tangible net worth ratio. Our line of credit with Merrill Lynch Mortgage Capital Inc. expires June 14, 2003. Upon expiration, management believes it will either renew its existing line or obtain sufficient additional lines. However, we cannot assure you that these agreements will be renewed or extended past their current expiration dates, and additional sources of funding for our auto loans may not be available on favorable terms or at all.


WE ARE PRIMARILY DEPENDENT ON ONE LENDING SOURCE FOR ALL OF OUR HOME EQUITY BUSINESS


       Currently, the majority of our home equity loans are purchased by Wells Fargo Bank pursuant to a Home Equity Loan/Line Purchase Agreement. If Wells Fargo Bank is unable or unwilling to purchase our home equity loans, we may experience delays in our ability to accept or process home equity loan applications until we are able to secure new sources of loan purchasers. Sufficient additional sources of loan purchasers for our home equity loans may not be available on favorable terms or at all.


WE ARE DEPENDENT ON PRIMARILY THREE AUTO LOAN PURCHASERS FOR THE MAJORITY OF OUR AUTO LOAN BUSINESS

       Currently, the majority of our auto loans are sold to three auto loan purchasers. If any of them are unable or unwilling to purchase our auto loans, we may experience delays in our ability to accept or process auto loan applications until we are able to secure new auto loan purchasers. Sufficient additional purchasers for our auto loans may not be available on favorable terms or at all.

WE DEPEND ON THE TIMELY AND COMPETENT SERVICES OF VARIOUS COMPANIES INVOLVED IN THE MORTGAGE PROCESS; IF THESE COMPANIES FAIL TO TIMELY AND COMPETENTLY DELIVER THESE SERVICES, OUR BUSINESS AND REPUTATION WILL BE DIRECTLY AND ADVERSELY AFFECTED

       We rely on other companies to perform services related to the loan underwriting process, including appraisals, credit reporting and title searches. Any interruptions or delays in the provision of these services may cause delays in the processing and closing of loans for our customers. If we are unsuccessful in managing the timely delivery of these services we will likely experience increased customer dissatisfaction and our business and reputation could be adversely affected.

THE LOSS OF OUR RELATIONSHIP WITH ANY OF OUR SIGNIFICANT PROVIDERS OF AUTOMATED UNDERWRITING WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

       We depend on automated underwriting and other services offered by government sponsored and other mortgage investors, including Fannie Mae and Freddie Mac ("Agencies"), to help ensure that our mortgage services can be offered efficiently and on a timely basis. We currently have an agreement with the Agencies that authorizes our use of their automated underwriting services and enables us to sell qualified first mortgages to these Agencies. We cannot assure you that we will remain in good standing with the Agencies or that the Agencies will not terminate our relationship. We expect to continue to process a significant portion of our conforming mortgage loans using the Agencies' systems until we are able to obtain automated underwriting services from other providers. Our agreement with the Agencies can be terminated by either party. The termination of our agreements with the Agencies would adversely affect our business by reducing our ability to streamline the mortgage origination process.

ANY OUTAGES, DELAYS OR OTHER DIFFICULTIES EXPERIENCED BY THE INTERNET SERVICE PROVIDERS, ONLINE SERVICE PROVIDERS OR OTHER WEBSITE OPERATORS ON WHICH OUR USERS DEPEND COULD ADVERSELY AFFECT OUR BUSINESS

       Our website has in the past and may in the future experience slower response times or decreased traffic for a variety of reasons. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our websites. Many Internet users have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Additionally, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could adversely affect our business.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' FINANCIAL DATA

       Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by any breaches that occur. We also retain on our premises personal financial documents that we receive from prospective borrowers in connection with their loan applications. These documents are highly sensitive and if a third party were to misappropriate our customers' personal information, customers could possibly bring legal claims against us. We cannot assure you that our privacy policy will be deemed sufficient by our prospective customers or compliant with any federal or state laws governing privacy, which may be adopted in the future.

                                 USE OF PROCEEDS


       E-LOAN will not receive any proceeds from the sale of the shares by the selling security holder except to the extent that we will receive proceeds upon the exercise of the warrant for an amount equal to the product of the number of shares purchased and the per share price of $5.00. However, we will not receive any proceeds from the exercise of the warrant if the warrant is exercised on a net exercise basis. The warrant, like those issued by us previously to other parties, contains a net exercise provision which allows the selling security holder to pay for the warrant shares without delivering any cash to us. Instead, the selling security holder would pay for the shares by relinquishing some of the shares that it would have acquired had it paid cash for the shares. As a result, the selling security holder would receive a number of shares equal to
(i) the aggregate fair market value of the shares less the aggregate exercise price of the shares (ii) divided by the market price per share. We intend to use any proceeds received from the exercise of the warrant for general corporate purposes. All proceeds from the sale of the shares will go to the selling security holder who offers and sells its shares.


                             SELLING SECURITY HOLDER


       The following is a description of the relationship between the selling security holder and E-LOAN, and the shares being registered pursuant to the registration statement of which this prospectus is a part. All of the shares registered for sale under this prospectus will be owned prior to the offer and sale of such shares by The Charles Schwab Corporation, or its affiliate Charles Schwab & Co., Inc. All of the shares offered by the selling security holder were acquired in the transactions set forth below. We are registering the shares covered by this prospectus for the selling security holder. As used in this

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prospectus, "selling security holder" includes the pledgees, donees, transferees or others who may later hold the selling security holder's interests.

       SALE OF COMMON STOCK TO SCHWAB. On April 25, 2000, Charles Schwab & Co., Inc., an affiliate of The Charles Schwab Corporation, participated in a private placement of 10,666,664 shares of our common stock. In the transaction Schwab purchased 2,666,666 shares of our common stock at a price of $3.75, for a total investment of $10,000,000. The average of the high and low price of the Company's common stock as reported by the Nasdaq National Market on April 24, 2000 (prior to date of the issuance) and on April 25, 2000 (the date of issuance of the shares and the public announcement of the Marketing Agreement (see below)) was $4.16 and $7.60 per share, respectively. Following the purchase of the shares, Schwab beneficially owned approximately 5% of our outstanding shares of common stock.

       SUBSEQUENT TRANSACTIONS.
       -----------------------

       Since the sale of common stock to Schwab, we have entered into three material transactions with Schwab: (i) a four year Marketing Agreement pursuant to which Schwab agreed to promote a co-branded website, http://schwab.eloan.com, which agreement is being terminated in November 2002; (ii) the sale of a $5 million convertible note to Schwab which was convertible into shares of our common stock at a conversion price of $1.06 per share, and was also collateralized by a security interest in certain of our assets and had a maturity date of January 19, 2003; and (iii) an exchange pursuant to which Schwab exchanged an existing warrant for a new warrant. As of September 30, 2002, Schwab had received warrants in the aggregate value of $12,460,000, a total of $2,483,000 in marketing fees and $289,000 in discounts on Schwab employee mortgage loans. Prior to conversion, Schwab received a total of $296,667 in interest payments under the convertible note. The total benefits received by Schwab as a result of the issuance of the convertible note and subsequent conversion to common stock on April 12, 2002 include the $296,667 in interest payments and a potential gain of $3,584,905, which is equal to the low price of our stock of $1.82 per share on the date of conversion, less the conversion price of $1.06 per share, multiplied by the 4,716,981 shares of common stock that the note was converted into. On July 12, 2001, Schwab surrendered its warrant to purchase 6,600,000 shares of common stock at an exercise price of $15.00 ("surrendered warrant") and the Company issued to Schwab a new warrant to purchase 1,389,000 shares of common stock at an exercise price of $5.00 and with an expiration date of July 25, 2003 ("exchange warrant"). As a result of the exchange, Schwab reduced the number of shares it was entitled to purchase, but increased the likelihood that at some point in the future the exercise price would be less than the market price of the Company's common stock.

       MARKETING AGREEMENT WITH SCHWAB.
       ------------------------------- --

       On October 21, 2002, we formally notified Schwab of our intention to terminate the Marketing Agreement. The marketing agreement is being terminated effective November 11, 2002. The Marketing Agreement was terminable upon notice by either party. The Marketing Agreement is being terminated because the loan business that is generated through the co-branded website is weighted heavily toward refinance loans which does not fit within our plan of continuing to diversify our revenue components, and Schwab is in the process of obtaining its own bank charter and has indicated that, upon completion of that process, it would like to originate loans in its own name, which we consider to be outside of our strategic focus. Upon termination of the Marketing Agreement the co-branded website will be deactivated and all of our obligations and Schwab's obligations under the Marketing Agreement will terminate, including our obligation to pay marketing fees, reimburse co-op marketing costs, offer discounts to Schwab employees on mortgage loans, and nominate a person designated by Schwab to serve on our Board of Directors.

       Since entering into the Marketing Agreement, the aggregate costs associated with the Marketing Agreement have consisted of the $2,483,000 in marketing fees paid, the $761,000 in co-op marketing costs, the $289,000 in discounts on Schwab employee mortgage loans and the warrants valued at $12,460,000. During the period beginning April 25, 2000 through September 30, 2002, the Marketing

Agreement generated loan volumes of $599.4 million, resulting in revenues of approximately $10,826,000. In addition, to our obligation to pay marketing fees, reimburse co-op marketing costs and offer discounts to Schwab employees, the Marketing Agreement required us to nominate a person designated by Schwab to our Board of Directors. Daniel O. Leemon, a member of Schwab's Management Committee, served as a member of our Board of Directors from July 2000 until his resignation on October 11, 2002. With the termination of the Marketing Agreement, Schwab will no longer be represented on our Board of Directors. Under the Marketing Agreement, Schwab was initially obligated to create links to the co-branded website from its website and until the termination of the agreement and deactivation of the website, is obligated to promote the website.

       We paid to Schwab cash marketing fee payments in the amounts of $779,000 and $1,570,000 for the first two years of the Marketing Agreement. In addition to marketing fees paid to Schwab, from the inception of the Marketing Agreement through its termination on November 11, 2002, we have incurred and will incur other advertising expenses directed toward the Schwab customer base known as co-op marketing costs. The co-op marketing costs cover such items as direct mail pieces, emails, postcards and newsletters sent to Schwab customers. The materials sent to Schwab customers advertise our mortgage services and our co-branded website and do not mention other mortgage providers. There is no minimum co-op marketing expense required under the agreement. The co-op marketing costs are a pass through of costs and do not generate profit for Schwab. In the fiscal years ended December 31, 2000 and 2001, and the nine months ended September 30, 2002, we paid to Schwab a total of approximately $195,000, $475,000 and $91,000, respectively, to reimburse them for co-op marketing costs. Under the Marketing Agreement we are also obligated to provide employees of Schwab and its affiliates a 1/2 point discount on mortgage loan fees. For the fiscal years ended December 31, 2000 and 2001, and the nine months ended September 30, 2002, we gave a total of $43,000, $176,000 and $70,000, respectively, in discounts to Schwab employees on mortgage loan fees. In addition, we granted to Schwab two warrants to purchase 13.1 million shares of common stock valued at $12,460,000.

       Under the Marketing Agreement Schwab was initially required to create links to the new co-branded website from other Schwab websites and emails to Schwab customers, and until the termination of the Marketing Agreement, is required to promote the website, for which it is reimbursed by us for any costs incurred in promotion of the website.

      Under the Marketing Agreement, we were required to develop the co-branded website. The co-branded website is located at HTTP://SCHWAB.ELOAN.COM and will remain active until termination of the Marketing Agreement. Under the Marketing Agreement, we are also required to create links to the co-branded website from our website. In addition, we are responsible for the operation and maintenance of the co-branded website and for providing customer support to users accessing the website. Furthermore, we are required to reimburse Schwab for all co-op marketing costs incurred by Schwab in promoting the co-branded website.

      In addition to the Marketing Agreement with Schwab, we have marketing agreements with several other entities relating to our mortgage, home equity and auto loan products. Under these agreements we are obligated to pay monthly marketing fees. In exchange, the other party to the marketing agreement is obligated to market our mortgage, home equity and auto loan products to its customer through such means as providing links to a co-branded website, banner advertising, emails or direct mailings. The term of these marketing agreements range from one month to 2 years, with most of the terms being of one year or less. For the nine months ended September 30, 2002, revenues from these marketing agreements (excluding Schwab) were 19% of total revenues, whereas revenues from the Schwab marketing agreement were 7% of total revenues for the same period. For the nine months ended September 30, 2002, expenses from these marketing agreements (excluding Schwab) were 24% of total sales and marketing expenses, whereas cash marketing expenses from the Schwab marketing agreement were 6% of total sales and marketing expenses. Generally these marketing agreements unlike the

Marketing Agreement with Schwab, do not provide for exclusive marketing of our products. Since 1998, we have not granted warrants to anyone other than Schwab in connection with a marketing agreement.

       AMENDMENTS TO MARKETING AGREEMENT
       ---------------------------------

       In connection with the Marketing Agreement, we agreed to pay Schwab cash payments in the amount of $929,000, $3,547,000, $11,100,000 and $13,284,000 for
each of the four years of the agreement, respectively. The escalating payments correlated to the anticipated future benefit from the Marketing Agreement as of April 2000. As a result of six subsequent amendments to the Marketing Agreement, the total amount of marketing fees required to be paid to Schwab has been reduced from $28,860,000 to $3,410,320. The marketing fees payable to Schwab were reduced to better match the then anticipated future benefit from the Marketing Agreement. The reduction was determined by re-forecasting the expected future loan volume to be generated under the Marketing Agreement. Less than anticipated future loan volume resulted in a reduction in marketing fees for future years. As a result of our decision to terminate the Marketing Agreement prior to its expiration in November 2002, the total marketing fees which will have been paid to Schwab from the effective date of the Marketing Agreement through its termination on November 11, 2002 will equal $2,557,000, representing, the $2,349,000 in marketing fees paid for the first two years of the agreement and the prorated amount for the third year equal to the agreement of $208,000.

       Effective July 1, 2000, the Marketing Agreement was amended by a First Amendment to the Marketing Agreement which revised and replaced the termination provisions contained in the original agreement to allow us a unilateral right to terminate the agreement on the one year anniversary of the agreement, which if exercised, no marketing amounts would be owed for years 2 through 4. Therefore, the first year marketing fee payment (which was adjusted to $779,000 as part of the Third Amendment to the Marketing Agreement) was amortized ratably over the first year of the agreement.

       On September 30, 2000, the Marketing Agreement was amended by a Second Amendment to Marketing Agreement, to reflect that marketing fees would be payable in equal monthly installments over the term of the agreement beginning with the effective date of the agreement of July 1, 2000.

       On January 1, 2001, the Marketing Agreement was amended by a Third Amendment to Marketing Agreement, to change the cash payments to $779,000, $3,566,049, $11,159,611 and $13,355,340 for each of the four years of the agreement, respectively. The marketing fees payable to Schwab were reduced to better match the then anticipated future benefit from the Marketing Agreement. Less than anticipated future loan volume resulted in a reduction in marketing fees for future years.

       On July 1, 2001, the Marketing Agreement was amended by a Fourth Amendment to Marketing Agreement, to change the cash payments to $779,000, $1,570,160, $11,159,611 and $13,355,340 for each of the four years of the agreement, respectively. The marketing fees payable to Schwab were reduced to better match the then anticipated future benefit from the Marketing Agreement. Less than anticipated future loan volume resulted in a reduction in marketing fees for future years. Schwab and E-LOAN also agreed to extend E-LOAN's unilateral right to cancel the agreement on July 1, 2002, which if exercised, no amounts would be owed for years 3 through 4. We did not exercise our right to cancel the Marketing Agreement after its first year and instead agreed to extend our termination right until July 1, 2002, because we believed that the revenues to be generated during such period pursuant to the agreement would exceed the marketing fees, co-op marketing costs and other related operational costs to be incurred during such period. The continuation of the Marketing Agreement represented a benefit to Schwab in the amount of the marketing fees to be paid for such period.

       On April 30, 2002, the Marketing Agreement was amended by a Fifth Amendment to Marketing Agreement, to extend the deadline to notify Schwab of our intent to cancel the agreement from on or before May 2, 2002 to on or before June 1, 2002. The effective date of our unilateral right to cancel the agreement remained unchanged at July 1, 2002, which if exercised, no amounts would be owed for years 3 through 4.

       On May 30, 2002, the Marketing Agreement was amended by a Sixth Amendment to Marketing Agreement, to change the total cash payments owing for the third and fourth years of the agreement to an aggregate of $1,061,160 to be payable in equal monthly installments. The marketing fees payable to Schwab were reduced to better match the then anticipated future benefit from the Marketing Agreement. In addition, the amendment allows either party to cancel the agreement at any time with thirty days notice. Less than anticipated future loan volume resulted in a reduction in marketing fees for future years.

       ISSUANCE OF WARRANTS. In addition to the cash compensation under the Marketing Agreement, we issued two warrants to purchase 13.1 million shares of common stock to Schwab. The first warrant to purchase 6,500,000 shares of common stock at an exercise price of $3.75, has a three year term and expires on April 25, 2003. Half of the 6,500,000 shares under the warrant are exercisable following the one year anniversary of the date of grant, and all of the shares are exercisable following the two year anniversary, if immediately prior to exercise our stock has traded at $5.75 for five consecutive days. Once exercised, the shares are subject to a one-year holding period before they are saleable. The second warrant to purchase 6,600,000 shares of common stock at an exercise price of $15.00, had a three and a quarter year term and an expiration date of July 25, 2003. The second warrant does not contain the same restrictions included in the first warrant, and may be exercised by Schwab at any time. The warrants, like those issued by us previously to other parties, contain a net exercise provision which allows Schwab to pay for the warrant shares without delivering any cash to us. Instead, Schwab would pay for the shares by relinquishing some of the shares that Schwab would have acquired had Schwab paid cash for the shares. As a result, Schwab would receive a number of shares equal to (i) the aggregate fair market value of the shares less the aggregate exercise price of the shares (ii) divided by the market price per share. For example, assuming Schwab elects for a net exercise of the first warrant when the market price of our common stock is $4.75 per share, (x) the aggregate fair market value of the shares would be $30,875,000, (y) the aggregate exercise price of the shares would be $24,375,000, which once divided by the $4.75 market price, would result in an issuance to Schwab of 1,368,421 shares of our common stock without paying any cash. At a market price of $4.75 per share, the 1,368,421 shares received upon the net exercise would be valued at approximately $6.5 million. Currently, the market price of our common stock is much lower than the exercise price of the first warrant and thus a net exercise of the first warrant is not possible.

       Both warrants may only be transferred to a third party by Schwab, following delivery of notice to us, and only in accordance with an exemption from registration under the Securities Act of 1933, as amended. The termination of the Marketing Agreement will have no impact on the terms or exercisability of the warrants. The average of the high and low price of the Company's common stock as reported by the Nasdaq National Market on April 24, 2000 (prior to date of the issuance) and on April 25, 2000 (the date of issuance of the warrants and the public announcement of the agreement) was $4.16 and $7.60 per share, respectively. Following the issuance of the warrants on April 25, 2000 (and shares acquired in the private placement), Schwab beneficially owned approximately 16% of our outstanding shares of common stock. Beneficial ownership includes shares directly held and those issuable under warrants that are exercisable within sixty days of April 25, 2000, regardless of whether the warrant exercise price is less than the market price.

       The total valuation of both of these warrants was determined to be $12,460,000. The first warrant was valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.0%, term of three years and volatility of 80%. The second warrant was also valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.0%, term of three and 1/4 years and volatility of 70%. The difference between the total valuation of the warrants and the Black-Scholes option pricing model output is primarily attributable to discounts relating to both the dilution impact from the potential issuance of the shares of common stock underlying the warrants and the restrictions upon the exercise of the first warrant and the ability to sell the shares issuable upon exercise of that warrant. The total valuation was recorded as a contra-equity item called marketing services receivable and was expensed over a one-year term, consistent with the treatment of the first year cash payment due to the unilateral cancellation right.

       SALE OF CONVERTIBLE NOTE TO SCHWAB. In the first quarter of 2001, we produced an extensive cash flow forecast for the fiscal year. After analyzing the cash flow forecast, we realized that it was possible that we would not have adequate cash reserves to ensure compliance with our $20 million minimum cash covenants under our warehouse lines of credit. It was determined at that time that the issuance of a $5 million note would be sufficient to ensure that cash reserves would satisfy such covenants in later quarters. On July 12, 2001, the Company issued a $5.0 million convertible note to The Charles Schwab Corporation, which was convertible into shares of our common stock at a conversion price of $1.06 per share and which was scheduled to mature on January 19, 2003. Prior to conversion (approximately nine months following issuance) Schwab received a total of $296,667 in interest payments under the convertible note. The benefits received by Schwab as a result of the issuance of the convertible note and subsequent conversion to common stock on April 12, 2002 include the $296,667 in interest payments and a potential gain of $3,584,905 which is equal to the low price of our stock of $1.82 per share on the date of conversion, less the conversion price of $1.06 per share, multiplied by the 4,716,981 shares of common stock that the note was converted into, for a total potential benefit of $3,881,572 (see below for a discussion of the conversion). The convertible note bore interest at a rate of 8% per annum, was payable quarterly and was collateralized by a security interest in certain of our assets. On the date the convertible note was issued, the average of the high and low price of our common stock as reported by the Nasdaq National Market was $1.02 per share. The terms of the convertible note were based upon the terms of a somewhat similar transaction entered into by LendingTree, a competitor of ours, which we determined to reflect the then current market terms for a transaction like the one we were negotiating with Schwab. In connection with the sale of the convertible note, we contacted a number of other lending sources, but were unable to identify any such sources willing to make the loan on as favorable terms as those offered by Schwab. At the time the convertible note was issued on July 12, 2001 (after giving effect to the warrant exchange described below), Schwab beneficially owned 12,022,647 shares of our common stock which equaled approximately 19% of our total outstanding shares of common stock. Beneficial ownership includes shares directly held and those issuable under warrants that are exercisable within sixty days of July 12, 2001, regardless of whether the warrant exercise price is less than the market price.

       On March 14, 2002, we elected to redeem the convertible note prior to its maturity date because the cash reserves represented by the borrowings under the convertible note were no longer necessary as an excess above the minimum cash covenants under our warehouse lines of credit. The cash covenants under our warehouse lines of credit had been reduced from $20 million to $15 million, we had sold our entire interest in Finance All, the parent company of E-LOAN Japan, for $4.7 million, and the decrease in interest rates during 2001 had resulted in better than expected revenues generated from the increased market for refinancing of mortgage loans. Under the terms of the note, we notified Schwab of our intent to redeem the note on April 15, 2002 by payment of $5,250,000. The redemption amount consisted of the $5,000,000 principal owing under the convertible note plus an additional 5% redemption penalty in accordance with the terms of the convertible note. The average of the high and low price of our common stock as reported by the Nasdaq National Market on April 15, 2002 (the date set for redemption) was $1.92 per share.

       On April 12, 2002, Schwab exercised its option to convert the amount due to 4,716,981 shares of common stock, in lieu of repayment. By converting the convertible note on April 12, 2002, Schwab was able to purchase shares of our common stock at a per share price of $1.06 per share. The low price of our common stock as reported by the Nasdaq National Market on April 12, 2002 (the date of conversion) was $1.82 per share. Thus, as a result of the difference between the conversion price and the market price of our common stock, Schwab was able to purchase 4,716,981 shares for $3,584,905 less than it would have been able to purchase the shares in the open market. The total benefits received by Schwab upon conversion of the convertible note was the total of $296,667 in interest payments received prior to conversion and the potential gain of $3,584,905 which is equal to the low price of the common stock of $1.82 per share on the date of conversion, less the conversion price of $1.06 per share, multiplied by the 4,716,981 shares of common stock that the note was converted into, for a total potential benefit of $3,881,572. Schwab's shares are restricted from sale until registered, and as such, the final benefit to Schwab cannot be calculated until the shares become registered and are sold. As a result of the conversion, the convertible note was converted and no amounts are owing thereunder. Following conversion of the convertible note on April 12, 2002, Schwab beneficially owned 15,272,647 shares of our common stock which equaled approximately 23% of our total outstanding shares of common stock. Beneficial ownership includes shares directly held and those issuable under warrants that are exercisable within sixty days of April 12, 2002, regardless of whether the warrant exercise price is less than the market price. The aggregate cost to the Company of issuing the convertible note to Schwab was $599,631, which consists of interest payments, legal and accounting fees, and costs of preparation and filing of a registration statement to register the shares issuable upon exercise of the convertible note and the exchange warrant (see below for a discussion of the exchange warrant). In addition, for no additional cost to Schwab, as a condition to Schwab's willingness to purchase the convertible note and in order to maintain a fully diluted percent ownership in the Company equal to less than 25% so that its investment in the Company would not be governed by the Bank Holding Act of 1956, Schwab surrendered its warrant to purchase 6,600,000 shares of common stock at an exercise price of $15.00 ("surrendered warrant") and the Company issued Schwab a new warrant to purchase 1,389,000 shares of common stock at an exercise price of $5.00 and with an expiration date of July 25, 2003 ("exchange warrant"). For the reasons described below, because each warrant was determined to be of approximate equal value, no additional value was recorded at the time of exchange.

       EXCHANGE OF WARRANTS. On July 12, 2001, the Company exchanged the "surrendered warrant" for the "exchange warrant". The average of the high and low price of our common stock as reported by the Nasdaq National Market on July 12, 2001 (the date of issuance of the exchange warrant) was $1.02 per share. At the time of the exchange, we determined the value of the surrendered warrant and the exchange warrant to be of equal value (approximately $240,000). We will incur additional costs related to legal, accounting and filing fees to register the shares underlying the exchange warrant. We derived a benefit in the warrant exchange, since the exchange enabled Schwab to participate in the convertible note issuance. As a result of the exchange, Schwab reduced the number of shares it was entitled to purchase, but increased the likelihood that at some point in the future the exercise price would be less than the market price of our common stock. The exchange warrant like the surrendered warrant contains a net exercise provision which allows Schwab to pay for the warrant shares without delivering any cash to us. For example, assuming the market price of our common stock upon the date of exercise of the exchange warrant was $6.00 per share, (x) the aggregate fair market value of the shares would be $8,334,000, (y) the aggregate exercise price of the shares would be $6,945,000, which once divided by the $6.00 market price, would result in an issuance to Schwab of 231,500 shares of our common stock without paying any cash. At a market price of $6.00 per share, the 231,500 shares received upon the net exercise would be valued at approximately $1,389,000. Assuming the market price of our common stock upon the date of exercise of the exchange warrant was $14.00 per share, (x) the aggregate fair market value of the shares would be $19,446,000, (y) the aggregate exercise price of the shares would be $6,945,000, which once divided by the $14.00 market price, would result in an issuance to Schwab of 892,928 shares of our common stock without paying any cash. At a market price of $14.00 per share, the 892,928 shares received upon the net exercise would be valued at approximately $12,500,992. Currently, the market price of our common stock is much lower than the exercise price of the exchange warrant and thus a net exercise of the warrant is not possible. However, the exchange warrant exercise price of $5.00 per share is significantly lower than the surrendered warrant exercise price of $15.00 per share, which means that there is a greater chance that in the future the market price of our common stock will exceed the exercise price of the exchange warrant allowing for a net exercise. The exchange warrant may only be transferred to a third party by Schwab following delivery of notice to us, and only in accordance with an exemption from registration under the Securities Act of 1933, as amended.

       The shares issued to The Charles Schwab Corporation upon conversion of the convertible note and the 1,389,000 shares issuable upon exercise of the exchanged warrant are being registered pursuant to the registration statement of which this prospectus is a part.


       The following table sets forth information with respect to the number of shares of common stock owned by the selling security holder named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling security holder may offer the shares for resale from time to time.


       The convertible note, warrant and shares of common stock issued upon conversion of the convertible note were issued pursuant to an exemption from the registration requirements of the Securities Act. In connection with these transactions we entered into a registration rights agreement pursuant to which we agreed to register the shares of common stock and the shares issuable upon exercise of the convertible note and warrant on the registration statement of which this prospectus is a part. The registration rights agreement also includes certain indemnification arrangements with the selling security holder. Shares of common stock subject to warrants are treated as outstanding and to be beneficially owned by the person holding the warrants for the purpose of computing the percentage ownership of the person and are listed below under the "Shares Beneficially Owned Prior to Offering" column below, but these warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


       The information provided in the table below with respect to the selling security holder has been obtained from that selling security holder. Because the selling security holder may sell all or some portion of the shares of common stock beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling security holder after this offering. In addition, the selling security holder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by it, all or a portion of the shares of common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.


       The following table sets forth (i) the number of outstanding shares, including shares issuable within 60 days of September 30, 2002 pursuant to warrants, (ii) the percentage ownership of the selling security holder prior to the offering, (iii) the aggregate number of shares offered by the selling security holder pursuant to this prospectus, and (iv) the number of shares beneficially owned by the selling security holder and the percentage ownership assuming the sale of all of the shares offered by the selling security holder pursuant to this prospectus.

                               SHARES BENEFICIALLY OWNED                SHARES BENEFICIALLY OWNED
                                   PRIOR TO OFFERING                         AFTER OFFERING
                               -------------------------                -------------------------
                                                           NUMBER OF
                                                         SHARES BEING
NAME                            NUMBER(1)    PERCENTAGE     OFFERED      NUMBER     PERCENTAGE(2)
------------------------------  ----------   ----------  ------------   ---------   -------------
The Charles Schwab Corporation  14,410,147       21.54%     6,105,981   8,304,166        12.41%
TOTAL.........................  14,410,147       21.54%     6,105,981   8,304,166        12.41%
                                ==========   ==========  ============   =========    ==========

(1) Includes (i) 6,500,000 shares issuable upon exercise of a warrant dated April 25, 2000 at an exercise price of $3.75 per share and an expiration date of April 25, 2003, granted to Charles Schwab & Co., Inc., an affiliate of The Charles Schwab Corporation; and (ii) 1,389,000 shares issuable upon exercise of a warrant dated July 12, 2001 at an exercise price of $5.00 per share and an expiration date of July 25, 2003, granted to Charles Schwab & Co., Inc., an affiliate of The Charles Schwab Corporation. Please note that the $5.00 exercise price of the warrant for 1,389,000 shares granted to Charles Schwab & Co., Inc. is substantially higher than the current market price of the Company's common stock, which as of October 30, 2002 was $1.39.

(2) Percentages are based upon the assumption that upon the completion of this offering the selling security holder has sold the common stock listed as "Number of Shares Being Offered" and are computed on the basis of 59,023,293 shares of common stock issued and outstanding as of September 30, 2002.


                              PLAN OF DISTRIBUTION

       The shares may be sold from time to time by the selling security holder or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on the Nasdaq National Market, or any exchange on which the common stock of E-LOAN may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling security holder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the shares as agent or may purchase such shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holder and/or purchasers of the shares, for whom they may act as agent (which compensation may be in excess of customary commissions).

       The aggregate proceeds to the selling security holder from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions if any, and other expenses of issuance and distribution not borne by E-LOAN. The selling security holder and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required, the specific shares of common stock to be sold, the name of the selling security holder, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. We have agreed to bear certain expenses of registration of the common stock under the federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents, and fees attributable to the sale of the shares.

       This offering will terminate on the date on which all shares offered hereby have been sold by the selling security holder. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus. There can be no assurance that the selling security holder will sell any or all of the shares of E-LOAN common stock offered by it hereunder.

                                     EXPERTS

       The financial statements of the Company incorporated in the prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                LEGAL PROCEEDINGS

       We have been named as a defendant in five related lawsuits filed in the Federal District Court for the Southern District of New York between August 10, 2001 and September 25, 2001. The lawsuits purport to be class actions filed on behalf of the plaintiffs and others similarly situated. They name as defendants E-LOAN, Christian Larsen, Janina Pawlowski, Frank Siskowski, The Goldman Sachs Group, Inc., FleetBoston Robertson Stephens, Inc., Merrill Lynch Pierce Fenner & Smith, Inc., Credit Suisse First Boston Corp. and J.P. Morgan Chase & Co., some of which were involved in our initial public offering. The complaints have since been consolidated into a single action. The complaints allege, among other things, that the underwriters of our initial public offering violated Section 12(a) of the Securities Act of 1933 by receiving excessive and undisclosed commissions and fees, and by entering into unlawful private agreements with brokers' customers, and that all defendants violated Section 11 of the Securities Act of 1933, and Section 10(b) and Rule 10b-5 under the Securities Exchange Act of 1934 by making material false and misleading statements in our initial public offering prospectus concerning brokers' commissions and private agreements with brokers' customers. The plaintiffs in each action seek to recover damages on behalf of all those who purchased or otherwise acquired E-LOAN securities during the respective class period. We have been served with two of the complaints and have entered into a stipulation with plaintiffs' counsel for an extension of time to respond to the complaint. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and all such actions have been included in a single coordinated proceeding. We intend to vigorously defend these lawsuits. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on our business.

       The Securities and Exchange Commission has settled charges against Credit Suisse First Boston Corp. relating to the its investigation of the firm's IPO allocation practices. Pursuant to the settlement, Credit Suisse First Boston Corp. has agreed (1) to pay a total of $100 million in the Commission's action and in a related action commenced by the National Association of Securities Dealers Regulation, Inc.; (2) to be enjoined by a federal court from future violations; and (3) to adopt extensive new policies and procedures. The $100 million payment is composed of $70 million in disgorgement of improper gains, and $30 million in civil penalties or fines.

       The Company is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's results of operations, financial position or liquidity.

                                  LEGAL MATTERS

       The validity of the shares of common stock offered hereby has been passed upon for E-LOAN by Allen Matkins Leck Gamble & Mallory LLP, San Francisco, California.


       We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of October 31, 2002. You should not assume this prospectus is accurate as of any other date.


                WHERE TO FIND ADDITIONAL INFORMATION ABOUT E-LOAN

       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") until the selling security holder sells all the shares. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-68834). The documents we incorporate by reference are:

       1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed April 1, 2002;


       2. Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2002, filed on May 15, 2002, and for the fiscal quarter ended June 30, 2002, filed on August 14, 2002, and all other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year ended December 31, 2001;

       3.     Our Current Report on Form 8-K filed on October 25, 2002;

       4. The description of our Common Stock contained in our registration statement filed on Form S-1 (Registration No. 333-74945) on March 24, 1999, as amended, which registration statement became effective on June 28, 1999; and

       5. All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereunder have been sold, or which deregisters all securities then remaining unsold under this Registration Statement, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.


You may request a copy of these filings, at no cost, by written or oral request to the following address: Chief Financial Officer, E-LOAN, Inc., 5875 Arnold Road, Suite 100, Dublin, California 94568; telephone number (925) 241-2400.

                          ----------------------------

                                TABLE OF CONTENTS


                                                                            PAGE
Prospectus Summary.......................................................... 1
Disclosure Regarding Forward looking information............................ 2
Our Business................................................................ 2
Risk Factors................................................................ 3
Use of Proceeds............................................................. 7
Selling Security Holder..................................................... 7
Plan of Distribution........................................................ 14
Experts..................................................................... 15
Legal Proceedings........................................................... 15
Legal Matters............................................................... 16
Where to Find Additional Information About E-LOAN........................... 16
Information Incorporated by Reference....................................... 16

                                6,105,981 SHARES

                                  COMMON STOCK

                          -----------------------------

                                   PROSPECTUS

                         ------------------------------

                                  E-LOAN, INC.
















                                October 31, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the costs and expenses, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.


                                                               AMOUNT TO BE PAID
SEC registration fee ...........................................  $ 4,239.17
Printing expenses ..............................................  $   500.00
Legal fees and expenses ........................................  $35,000.00
Accounting fees and expenses ...................................  $10,000.00
                                                                  ----------
     Total .....................................................  $49,739.17


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       E-LOAN's Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

       o breach of their duty of loyalty to the corporation or its stockholders;

       o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

       o unlawful payments of dividends or unlawful stock repurchases or redemptions; or

       o any transaction from which the director derived an improper personal benefit.

       The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, including injunctive relief or rescission.

       E-LOAN's Bylaws provide that E-LOAN shall indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. E-LOAN believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. E-LOAN's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws permit indemnification.

       E-LOAN has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in its Bylaws. These agreements, among other things, indemnify E-LOAN's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of E-LOAN arising out of that person's services as a director, officer, employee, agent or fiduciary of E-LOAN, any subsidiary of E-LOAN or any other company or enterprise to which the person provides services at the request of E-LOAN. E-LOAN believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

       The registration rights agreements entered into between the E-LOAN and the selling security holder in connection with acquisition of the shares of common stock offered hereby provides that E-LOAN will indemnify the selling security holder against certain liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS

EXHIBIT NO.    DESCRIPTION

     4.1(1) Stock Purchase Warrant dated as of February 23, 2001 granting Charles Schwab & Co., Inc. the right to purchase 1,389,000 shares of E-LOAN's common stock.

     4.2(2) 8% Convertible Note dated as of July 12, 2001 in the amount of $5,000,000.

     4.3(3) Note Purchase Agreement dated July 12, 2001 between E-LOAN, Inc. and The Charles Schwab Corporation.

     4.4(4) Registration Rights Agreement dated July 12, 2001 by and between E-LOAN, Inc. and The Charles Schwab Corporation.

     5.1       Opinion of Allen Matkins Leck Gamble & Mallory LLP.

    23.1       Consent of PricewaterhouseCoopers LLP, Independent Accountants.

    23.2       Consent of Counsel (included in Exhibit 5.1).

    24.1*      Power of Attorney.

----------

(1) Incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed on August 14, 2001.

(2) Incorporated by reference to Exhibit 4.4 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed on August 14, 2001.

(3) Incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed on August 14, 2001.

(4) Incorporated by reference to Exhibit 10.14 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed on August 14, 2001.

* Previously filed.

ITEM 17.  UNDERTAKINGS

       The undersigned registrant hereby undertakes:

       1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

              (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or
Section 15(d) of the Securities Exchange

Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

       2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of California, on October 30, 2002.

                                E-LOAN, INC., a Delaware corporation




                                By: /s/ CHRISTIAN A. LARSEN
                                    --------------------------------------------
                                    Christian A. Larsen, Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

       Signature                           Office                    Date
       ---------                           ------                    ----

/s/ CHRISTIAN A. LARSEN    Chief Executive Officer (Principal   October 30, 2002
------------------------   Executive Officer) and Director
    Christian A. Larsen

/s/ JOSEPH J. KENNEDY      President, Chief Operating Officer   October 30, 2002
------------------------   and Director
    Joseph J. Kennedy

/s/ MATTHEW ROBERTS        Chief Financial Officer (Principal   October 30, 2002
------------------------   Financial and Accounting Officer)
    Matthew Roberts

             *             Director                             October 30, 2002
------------------------
    Robert C. Kagle

/s/ MARK LEFANOWICZ        Director                             October 30, 2002
------------------------
    Mark Lefanowicz

/s/ CLAUS H. LUND          Director                             October 30, 2002
------------------------
    Claus H. Lund

             *             Director                             October 30, 2002
------------------------
    Wade Randlett


*By:  /s/ CHRISTIAN A. LARSEN
      -------------------------------------
      Christian A. Larsen, Attorney-in-fact

                                   E-LOAN INC.

                          INDEX TO EXHIBITS FILED WITH

                         FORM S-3 REGISTRATION STATEMENT

Sequential
EXHIBIT NO.   DESCRIPTION                                             PAGE NO.
-----------   -----------                                             --------

    5.1       Opinion of Allen Matkins Leck Gamble & Mallory LLP.     5.1-1

   23.1       Consent of PricewaterhouseCoopers LLP,
              Independent Accountants.                                23.1-1

   23.2       Consent of Counsel (included in Exhibit 5.1)            5.1-1


                                      -i-